SYMMETRY PANORAMIC TRUST

ETF DISTRIBUTION PLAN

WHEREAS, the Symmetry Panoramic Trust (the “Trust”) is engaged in business as an open-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, SEI Investments Distribution Co. (the “Distributor”) serves as distributor to the Trust with respect to the creation and distribution of aggregations of Fund (as defined below) shares as described in the Trust’s registration statement (“Creation Units”); and

WHEREAS, the Trustees of the Trust have determined that there is a reasonable likelihood that the following Distribution Plan shall benefit the Trust and the owners of units (the “shares”) of beneficial interest (the “Shareholders”) in the Trust.

NOW, THEREFORE, the Trustees of the Trust hereby adopt this Distribution Plan pursuant to Rule 12b-1 under the 1940 Act.

Section 1. The Trust has adopted this Distribution Plan (the “Plan”) to enable the Trust to directly or indirectly bear expenses relating to the distribution of Creation Units of certain of the portfolios of the Trust that operate as exchange traded funds (each, a “Fund”), or, if applicable, certain classes of shares thereof, as may, from time to time, be added to the Plan and listed on the Schedules attached hereto (collectively, the “Schedules”).

Section 2. The Trust shall pay the Distributor a fee at the annual rate specified on each of the Schedules. The Distributor may retain all or a part of this fee as compensation for distribution or shareholder services that the Distributor provides or the Distributor may use said fees for compensation of broker/dealers and other financial institutions and intermediaries that provide distribution or shareholder services as specified by the Distributor. The actual fee to be paid by the Distributor to broker/dealers and financial institutions and intermediaries shall be negotiated based on the extent and quality of services provided.

Section 3. This Plan shall not take effect as to a Fund (or class of shares of a Fund, if applicable) until the Plan has been approved (a) by a vote of at least a majority of the outstanding shares of said Fund or, if applicable, class thereof, if adopted after any public offering of the shares or the sale of said shares to persons who are not affiliated persons of the Fund, affiliated persons of said persons, promoters of the Fund or affiliated persons of said promoters; and (b) together with any related agreements, by votes of the majority of both (i) the Trustees of the Trust and (ii) the Qualified Trustees (as defined herein), cast in the manner required by the 1940 Act.

Section 4. This Plan shall continue in effect for a period of one year after the Plan takes effect and may be continued thereafter for additional one year periods only so long as this continuance is specifically approved at least annually in the manner provided in Part (b) of Section 3 herein for the approval of this Plan.

Section 5. Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, at least quarterly, a written report of the amounts so expended and the purposes for which said expenditures were made.

Section 6. This Plan may be terminated at any time by the vote of a majority of the Qualified Trustees or, with respect to any Fund or, if applicable, class of shares of a Fund, by vote of a majority of the outstanding shares of the Fund or class. Termination by the Shareholders of any Fund or, if applicable, class of a Fund shall not affect the validity of this Plan with respect to the shares of any other Fund or, if applicable, class of said Fund.

Section 7. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that said agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Qualified Trustees or with respect to shares of any Fund or, if applicable, class of a Fund, by vote of a majority of the outstanding shares of said Fund or class, on not more than 60 days written notice to any other party to the agreement; and (b) that said agreement shall terminate automatically in the event of said agreement’s assignment.

Section 8. This Plan may be amended in the manner provided in Part (b) of Section 3 herein for the approval of this Plan; provided, however, that the Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 2 hereof with respect to the shares of any Fund or, if applicable, class thereof without the approval of a majority of the outstanding shares of said Fund or class.

Section 9. While this Plan is in effect: (i) a majority of the Trustees of the Trust shall not be interested persons of the Trust; (ii) the selection and nomination of any disinterested Trustees shall be committed to the discretion of the Trustees then in office who are not interested persons of the Trust; and (iii) any person who acts as legal counsel to for the disinterested Trustees is an independent legal counsel, as said term is defined in Rule 0-1(a)(6) of the 1940 Act.

Section 10. As used in this Plan, (a) the term “Qualified Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to this Plan, and (b) the terms “assignment” and “interested person” shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to said exemptions as may be granted by the Securities and Exchange Commission.

Section 11. This Plan shall not obligate the Trust or any other party to enter into an agreement with any particular person.

Approved: June 18, 2025

SCHEDULE A,

DATED JUNE 18, 2025,

TO THE SYMMETRY PANORAMIC TRUST

ETF DISTRIBUTION PLAN

DATED JUNE 18, 2025

Pursuant to Section 1 of the Plan and subject to any limitations imposed by FINRA Rule 2341, distribution fees for the following Fund(s), and/or classes thereof, if applicable, shall not exceed the amounts listed below:

Fund	Fee
Symmetry Panoramic Sector Momentum ETF	0.25%